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EXHIBIT 1

MANAGEMENT'S DISCUSSION AND ANALYSIS
(unless otherwise stated, all amounts are in US dollars)

Overview

        We are a global leader in providing integrated information solutions to business and professional customers. We serve customers in the following sectors: law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. We believe these sectors are fundamental to economic development globally and consequently have potential for consistent long-term growth. We organize our operations in four market groups that are structured on the basis of the customers they serve:

  •
  Thomson Legal and Regulatory,

  •
  Thomson Learning,

  •
  Thomson Financial, and

  •
  Thomson Scientific and Healthcare.

        We report the financial results of our four market groups together with those of a corporate and other reporting category. Corporate and other includes principally corporate costs, costs associated with our stock appreciation rights plan and the results of Thomson Media, which was previously designated for sale but subsequently retained.

Seasonality

        Typically, a much greater portion of our operating profit and operating cash flow arises in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are spread more evenly throughout the year. As a result, our operating margins generally increase as the year progresses. For these reasons, the performance of our business may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year, or by comparing results in a quarter with results in the same quarter for the previous year.

Use of EBITDA, Adjusted Operating Profit and Adjusted Earnings from Continuing Operations

        Earnings before interest, tax, depreciation, amortization and restructuring charges ("EBITDA"), and operating profit before amortization and restructuring charges ("adjusted operating profit"), are used by us to measure our operating performance, including our ability to generate cash flow. Among other things, EBITDA eliminates the differences that arise between businesses due to the manner in which they were acquired, funded or recorded. In particular, EBITDA excludes the effects of amortization of identifiable intangible assets and goodwill, which is a non-cash charge arising from acquisitions accounted for under the purchase method of accounting. Adjusted operating profit reflects depreciation expense, but eliminates the effects of restructuring charges and amortization of identifiable intangible assets and goodwill. Because we do not consider these items to be operating costs, we exclude them from the measurement of our operating performance. We also measure our earnings from continuing operations to adjust for non-recurring items ("adjusted earnings from continuing operations") to assist in comparing them from one period to another. EBITDA, adjusted operating profit, adjusted earnings from continuing operations and related measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable with the calculation of similar measures for other companies, and should not be viewed as alternatives to operating profit, cash flow from operations, net income or other measures of financial performance calculated in accordance with GAAP. EBITDA and adjusted operating profit are included in our income statement, which allows you to reconcile them with standard GAAP measures. We reconcile our adjusted earnings from continuing operations to our earnings from continuing operations under GAAP in the following discussion of results of operations.

Results of Operations

        The following discussion compares results of the Company in the three-month and six-month periods ended June 30, 2002 to the corresponding periods in 2001.

Consolidated Operations

        Our results from continuing operations exclude the results of our discontinued newspaper operations, discussed under "Discontinued Operations" below. Our results from ongoing businesses exclude the results of businesses sold or held for sale which do not qualify as discontinued operations ("disposals"). The principal businesses included in disposals were Jane's Information Group and various businesses in our financial group in 2001 and various businesses in our financial group in 2002.

        For the three months ended June 30, 2002, total revenues of $1,809 million were 11% higher than in the comparable period of 2001. Revenues from ongoing businesses increased by 11% to $1,805 million. For the six months ended June 30, 2002, total revenues of $3,471 million were 11% higher than in the comparable period of 2001, and revenues from ongoing businesses increased 12% to $3,463 million. In both the three-month and six-month periods, revenue increases were primarily attributable to acquisitions, most notably the July 2001 acquisition of selected assets of Harcourt General, Inc. ("Harcourt"), as well as to existing businesses within our learning and scientific and healthcare market groups. This growth was partly offset by the performance of certain existing businesses within our legal and regulatory and financial market groups.

        In the three months and six months ended June 30, 2002, revenues from products and services delivered electronically accounted for 56% and 58%, respectively, of our revenues. These percentages are down slightly from 57% and 60%, respectively, in the corresponding periods in 2001, primarily as a result of the acquisition of selected assets of Harcourt, which, like the rest of our learning market group, has a higher percentage of print-based revenues than our other market groups. For the full year ended December 31, 2001, revenues from products and services delivered electronically accounted for 54% of total revenues. Because of the seasonality of our learning market group, the percentage of revenues from products and services delivered electronically tends to be higher in the first half of the year. Historically, customer buying patterns in our learning market group have concentrated in the second half of the year. Therefore, to the extent that revenues in our learning market group increase throughout the year, the percentage of revenues from products and services delivered electronically would be expected to decrease.

        Our EBITDA in the three months ended June 30, 2002 increased 10% to $423 million, representing a margin of 23.4%, compared to EBITDA of $385 million and a margin of 23.5% for the comparable period in 2001. EBITDA from ongoing businesses in the three months ended June 30, 2002 increased 11% to $424 million, representing a margin of 23.5%, compared to $382 million and a margin of 23.5% in the comparable period in 2001.

        For the six months ended June 30, 2002, EBITDA increased 6% to $651 million, a margin of 18.8%, compared with $612 million and a margin of 19.5% for the comparable period in 2001. EBITDA from ongoing businesses in the six months ended June 30, 2002 increased 7% to $653 million, a margin of 18.9%, compared to $610 million and a margin of 19.8% in the comparable period in 2001.

        The increase in EBITDA for both periods was due to contributions from acquisitions, revenue growth from certain existing businesses and stringent cost controls. The decrease in margins in both periods was principally caused by one-time integration charges and seasonal losses in connection with the Harcourt acquisition. Because this acquisition occurred in July 2001, no comparable costs were incurred in the 2001 periods. The larger decline in our margin in the six-month period, compared to the three-month period, was due to increased expenses associated with our stock appreciation rights plan in the first quarter of 2002, reflecting an increase in the trading price of our common shares in that period.

        Our total adjusted operating profit in the three months ended June 30, 2002 increased 9% to $298 million, representing a margin of 16.5%, a decrease from 16.8% in the comparable period in 2001. Adjusted operating profit from ongoing businesses in the three months ended June 30, 2002 increased 10% to $299 million, representing a margin of 16.6%, a decrease from 16.8% in 2001. For the six months ended June 30, 2002, total adjusted operating profit increased 4% to $407 million, representing a margin of 11.7%, compared with

$391 million and a margin of 12.5% in the comparable period in 2001. Adjusted operating profit from ongoing businesses in the six-month period increased 5% to $410 million, representing a margin of 11.8%, compared with $392 million and a margin of 12.7% in the comparable period in 2001. The increase in adjusted operating profit for both periods reflected the increased EBITDA, partially offset by higher depreciation expenses due to a higher level of capital expenditures in 2001. Similarly, the decrease in margins reflected the decreased EBITDA margins as well as higher depreciation expense.

        Depreciation in the three-month and six-month periods ended June 30, 2002 increased by 13% to $125 million and by 10% to $244 million, respectively. Those increases reflected recent acquisitions and capital expenditures. For the same periods, amortization decreased by 22% to $76 million and by 29% to $142 million, respectively. Those decreases were the result of the adoption as of January 1, 2002 of a new accounting standard which requires that goodwill and identifiable intangible assets with indefinite useful lives no longer be amortized. Therefore, amortization of those balances is not reflected in the results for the three-month and six-month periods ended June 30, 2002, but is included in the results in 2001.

        In the six months ended June 30, 2002, we incurred restructuring charges of $6 million related to strategic initiatives in our legal and regulatory group and Thomson Media. None of those charges were incurred in the three months ended June 30, 2002.

        Net losses on disposals of businesses and investments in the three months and six months ended June 30, 2002 were $4 million (2001 — $22 million gain) and $1 million (2001 — $295 million gain), respectively. The net gains in 2001 relate primarily to gains of $307 million arising from the January 2001 disposal of The Globe and Mail and $80 million arising from the April 2001 disposal of Jane's Information Group. Those gains were partly offset by losses resulting from reductions in the carrying values of certain investments to fair market values.

        Interest expense in the three months ended June 30, 2002 increased 48% to $74 million and in the six months ended June 30, 2002 increased 52% to $146 million. The increase reflected increased borrowings to finance our acquisitions, in particular the acquisition of selected Harcourt businesses.

        Income taxes in the three-month and six-month periods ended June 30, 2002 were $32 million and $25 million, respectively (2001 — $21 million and $90 million, respectively). Income taxes for the six-month period ended June 30, 2001 included a $75 million charge related to the gain on the January 2001 disposal of The Globe and Mail.

        Equity in losses of associates includes our proportionate share of net losses of investments accounted for under the equity method. In the three-month and six-month periods ended June 30, 2002, equity in losses of associates of $16 million and $22 million, respectively, included a $12 million writedown of an equity investment within the financial group.

        In the three months and six months ended June 30, 2002, earnings attributable to common shares were $91 million and $57 million, respectively, compared with $117 million and $284 million, respectively, in the comparable periods in 2001. Earnings from continuing operations were $91 million and $57 million, respectively, compared with $110 million and $261 million, respectively, in the comparable periods in 2001. These results are not directly comparable because of the adoption of the new accounting standard related to goodwill and identifiable intangible assets in 2002. If the new accounting standard had been in effect in 2001, earnings from continuing operations for the three months and six months ended June 30, 2001 would have been $161 million and $361 million, respectively. These results are still not comparable with the results from the three-month and six-month periods ended June 30, 2002, however, because of certain one-time items.

        The following table presents a summary of our earnings and our earnings per common share from continuing operations for the three-month and six-month periods ended June 30, 2002 and 2001, which excludes one-time items from both periods and adjusts the 2001 results as if the new accounting standard related to goodwill and identifiable intangible assets had been in effect during those periods.

	Unaudited
	(millions of dollars, except per common share amounts)
	Three months ended June 30,		Six months ended June 30,
	2002	2001	2002	2001
Earnings attributable to common shares	91	117	57	284
Exclude earnings from discontinued operations	—	(7)	—	(23)
Effect of new accounting standard, net of tax	—	51	—	100

Adjusted earnings from continuing operations after new accounting standard	91	161	57	361
Adjust for one-time items:
Net losses (gains) on disposals of businesses and investments	4	(22)	1	(295)
Restructuring charges	—	2	6	7
Tax on above items	(1)	(6)	(2)	69

Adjusted earnings from continuing operations	94	135	62	142

Adjusted earnings per common share from continuing operations	$0.15	$0.22	$0.10	$0.23

        On a comparable basis, the adjusted earnings from continuing operations in the three months ended June 30, 2002 were $94 million, compared to adjusted earnings from continuing operations of $135 million for 2001. The adjusted earnings from continuing operations in the six months ended June 30, 2002 were $62 million, compared to adjusted earnings from continuing operations of $142 million for 2001. The decreases were primarily due to dilution from the acquisition of select Harcourt businesses, including higher interest and amortization costs, a $12 million writedown of the carrying amount of an equity investment and, for the six-month period, higher expenses related to the Company's stock appreciation rights plan.

        Our capital expenditures in the three-month and six-month periods ended June 30, 2002 decreased 22% to $138 million and 22% to $249 million, respectively. Higher capital expenditures in 2001 reflected certain one-time expenditures in our legal and regulatory and financial market groups.

OPERATING RESULTS BY BUSINESS SEGMENT

Thomson Legal and Regulatory

	Three months ended June 30			Six months ended June 30
	2002	2001	% Change	2002	2001	% Change
	(millions of dollars)
Revenues	733	688	7%	1,398	1,311	7%
EBITDA	226	206	10%	364	335	9%
EBITDA Margin	30.8%	29.9%		26.0%	25.6%
Adjusted Operating Profit	186	171	9%	285	262	9%
Adjusted Operating Profit Margin	25.4%	24.9%		20.4%	20.0%
Capital expenditures	37	56	(34%)	63	104	(39%)

        The increases in revenues in the three months and six months ended June 30, 2002 were primarily attributable to contributions from acquired businesses and growth within the tax and accounting sector, including double-digit increases at Creative Solutions, Inc. The growth in online revenue was driven by strong sales of Westlaw in the US, a significant increase in European online performance and higher Checkpoint sales within the US tax market. These increases were partially offset by reduced demand in the business information and news sector, softness in global trademark search volumes and lower sales of CD-ROM products.

        The improvements in EBITDA and adjusted operating profit, along with improvements in the corresponding margins, in the three months and six months reflect revenue growth and significant cost reductions across the market group.

        Higher capital expenditures in 2001 reflected one-time expenditures on a new enterprise resource planning system at West.

Thomson Learning

	Three months ended June 30			Six months ended June 30
	2002	2001	% Change	2002		2001		% Change
	(millions of dollars)
Revenues	451	312	45%	848		553		53%
EBITDA	55	46	20%	43		36		19%
EBITDA Margin	12.2%	14.7%		5.1%		6.5%
Adjusted Operating Profit	23	16	44%	(18)		(19)		5%
Adjusted Operating Profit Margin	5.1%	5.1%		(2.1%	)	(3.4%	)
Capital expenditures	48	47	2%	90		75		20%

        The increases in revenues in the three months and six months ended June 30, 2002 were primarily due to significant contributions from the Harcourt businesses that were acquired in July 2001 and, therefore, not included in the 2001 results. In both periods, revenues from our existing businesses also increased, reflecting growth in our higher education and international businesses, as well as in sectors of our lifelong learning business.

        In the three months and six months ended June 30, 2002, the increases in EBITDA and adjusted operating profit reflected revenue growth as well as improved efficiencies due to synergies realized from combining the Harcourt businesses with existing businesses. Those increases were partially offset by one-time costs related to the Harcourt acquisition, which contributed to decreases in the EBITDA margins.

        The increases in capital expenditures were a result of spending related to our textbook distribution center and additional spending within the acquired Harcourt businesses.

Thomson Financial

	Three months ended June 30				Six months ended June 30
	2002	2001	% Change		2002	2001	% Change
	(millions of dollars)
Revenues	389	403	(3%	)	781	803	(3%	)
EBITDA	102	98	4%		198	189	5%
EBITDA Margin	26.2%	24.3%			25.4%	23.5%
Adjusted Operating Profit	60	62	(3%	)	117	116	1%
Adjusted Operating Profit Margin	15.4%	15.4%			15.0%	14.4%
Capital expenditures	38	61	(38%	)	74	121	(39%	)

        Decreases in revenue in both the three-month and six-month periods ended June 30, 2002 were attributable to the continued global slowdown in the financial markets and the continued absence of merger and acquisition activity. Those decreases were partly offset by increases in revenues at Omgeo, our partnership with the Depository Trust & Clearing Corporation, for transaction processing services.

        Despite the decreases in revenues, EBITDA and EBITDA margins increased for both the three-month and six-month periods due to effective cost-saving efforts across the groups, reductions in revenue-based royalty expenses and the continued integration of Primark and Carson, which were acquired in 2000.

        Increases in EBITDA flowed through to adjusted operating profit, but were offset by higher depreciation expense resulting from higher capital expenditures in 2001.

        Higher capital expenditures in 2001 included one-time expenditures on the group's new headquarters in New York.

Thomson Scientific and Healthcare

	Three months ended June 30			Six months ended June 30
	2002	2001	% Change	2002	2001	% Change
	(millions of dollars)
Revenues	185	161	15%	354	318	11%
EBITDA	39	34	15%	72	62	16%
EBITDA Margin	21.1%	21.1%		20.3%	19.5%
Adjusted Operating Profit	32	29	10%	59	50	18%
Adjusted Operating Profit Margin	17.3%	18.0%		16.7%	15.7%
Capital expenditures	12	7	71%	18	11	64%

        Increases in revenue during the three months and six months ended June 30, 2002 reflected contributions from existing businesses and acquisitions. Growth from existing businesses resulted from increased subscription sales of ISI Web of Science, increased drug information subscriptions within MICROMEDEX, and increased patent subscriptions from Derwent GENESEQ. Growth from acquisitions came from Gardiner-Caldwell, a provider of continuing medical education acquired in December 2001, and Wila Verlag, a provider of patent information acquired in the second quarter of 2002. Lower revenues from the advertising-sensitive healthcare magazine business partially offset these increases.

        In both periods, the increases in EBITDA and adjusted operating profit resulted from increased revenues and the benefits arising from restructuring efforts undertaken in 2001. Such benefits resulted in higher EBITDA and operating profit margins for the six-month period ended June 30, 2002. In the three months ended June 30, 2002, EBITDA margin remained constant while adjusted operating profit margin decreased because of higher depreciation expense.

        The increases in capital expenditures were primarily attributable to expenditures on a new content management and Internet delivery system in the healthcare sector and to expenditures in connection with relocating Physicians World to a new facility.

Corporate and Other

        Revenues, which relate solely to Thomson Media, decreased by 12% in both the three-month and six-month periods ended June 30, 2002 to $58 million and $102 million, respectively. These decreases were the result of reduced advertising revenues across all publications.

        For the three months ended June 30, 2002, EBITDA was $2 million, compared to an EBITDA loss of $2 million for the comparable period of 2001. The increase in EBITDA was primarily a result of reduced expense related to stock appreciation rights resulting from a decline in the trading price of our common shares during the quarter.

        For the six months ended June 30, 2002, the EBITDA loss was $24 million, compared to an EBITDA loss of $12 million in the comparable period of 2001. The increase in the EBITDA loss was primarily attributable to increased expense related to stock appreciation rights in the six-month period of 2002, compared to the six-month period of 2001.

Discontinued Operations

        In February 2000, we announced our intention to sell our newspaper interests. The primary activities of this group were the publishing of newspapers and other advertising and specialty publications in the United States and Canada. We completed the disposition of our newspaper groups during 2001. Accordingly, our results for the three-month and six-month periods ended June 30, 2002 do not contain discontinued operations.

Liquidity and Capital Resources

Financial Position

        Our total assets at June 30, 2002 were $17,813 million, a decrease of 3% from December 31, 2001. The decrease in assets resulted from a reduction in accounts receivable of $401 million, reflecting the seasonality of our businesses, depreciation and amortization, dividend payments and, in connection with the adoption of the new accounting standard related to goodwill and identifiable intangible assets, the reduction of goodwill, identifiable intangible assets and other assets resulting from a transitional impairment charge of $192 million, before tax. Those decreases were partly offset by increases in capital expenditures, acquisitions of businesses and increases in non-US dollar net assets due to currency translation movements.

        Our total assets at June 30, 2002 were distributed across our market groups and corporate and other as follows:

(millions of dollars)	Total assets	Percentage of total assets
Thomson Legal and Regulatory	7,054	40%
Thomson Learning	5,129	29
Thomson Financial	3,196	18
Thomson Scientific and Healthcare	808	4
Corporate and other	1,626	9

	17,813	100%

        Our total debt at June 30, 2002 was $4,386 million, compared to $4,744 million at December 31, 2001. Total debt consists of short-term indebtedness, the current portion of long-term debt and long-term debt. Including the liability of $129 million for related currency swaps, our total debt was $4,515 million.

        After deducting cash and cash equivalents of $450 million, our total net debt was $4,065 million. At the same date, total shareholders' equity, including $442 million of preference share capital redeemable only at our option, was $8,469 million. Our ratio of net debt to shareholders' equity at June 30, 2002 was 0.48:1. This compares to a ratio at December 31, 2001 of 0.54:1. The change in the ratio was largely due to an issuance of common shares in June, the proceeds of which increased equity and were used to repay indebtedness. The increase in equity was also due to net earnings for the six months ended June 30, 2002 and the reduction of the cumulative translation adjustment loss. Those increases were partly offset by dividend payments on common shares and the reduction of opening retained earnings due to recognition of an impairment charge in connection with the transition to a new accounting standard.

Cash Flow

        Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program, the issuance of public debt, and the reinvestment of dividends primarily by The Woodbridge Company Limited ("Woodbridge"), our principal shareholder. Additionally, in June 2002 we issued 14,615,385 of common shares for net proceeds of $438 million. Our principal uses of cash have been to finance working capital, debt servicing costs, repayments of debt, capital expenditures, acquisitions and dividend payments.

        Cash provided by our operating activities for the three months ended June 30, 2002 was $336 million, compared to $266 million for the comparable period in 2001. Cash provided by our operating activities for the six months ended June 30, 2002 was $499 million, compared to $445 million for the comparable period in 2001. Those increases were primarily due to favorable movements in working capital, primarily accounts receivable, as well as net earnings from continuing operations which, when adjusted for all non-cash items, contributed a higher level of operating cash than in the comparable periods in 2001.

        Cash used in our investing activities for the three months ended June 30, 2002 was $226 million, compared to $328 million for the comparable period in 2001. Cash used in our investing activities for the six months ended

June 30, 2002 was $404 million, compared to $631 million for the comparable period in 2001. Those decreases were primarily attributable to lower acquisition and capital expenditures.

        Cash used in our financing activities was $245 million and $183 million for the three-month and six-month periods ended June 30, 2002, respectively. Those amounts reflect repayments of commercial paper, revolving bank credit facilities and other debt, as well as dividends paid. These payments were partly offset by the receipt of proceeds from our common share issuance. Cash provided by our financing activities was $164 million and $158 million for the three-month and six-month periods ended June 30, 2001, respectively. Those amounts reflected the issuance of medium-term notes, partly offset by the repayment of outstanding public debt and revolving bank credit facilities, as well as dividends paid.

Common Share Issuance

        On June 12, 2002, the Company was listed on the New York Stock Exchange. On the same day, the Company and its principal shareholder, Woodbridge, completed a public offering of 32,051,284 common shares (the "offering") at a price of $31.20 per share. The offering included 14,615,385 common shares newly issued by the Company and 17,435,899 common shares held by Woodbridge. Proceeds to the Company from the offering, net of the underwriting commission and expenses, of $438 million were used for general corporate purposes including the repayment of indebtedness. The Company did not receive any proceeds from the sale of common shares by Woodbridge. Subsequent to completion of the offering, the Thomson family, through Woodbridge and its affiliates, owns approximately 68% of the common shares of the Company.

New Accounting Pronouncements

        Effective January 1, 2002, we adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets," which requires that goodwill and identifiable intangible assets with indefinite lives no longer be amortized. Instead, those assets are subject to annual impairment tests. We have completed our initial impairment review and have recognized transitional impairment charges of $116 million, after tax, and $183 million, after tax, for the three-month and six-month periods ended June 30, 2002, respectively. In accordance with the requirements of the new handbook section, the transitional impairment charge was recorded to the opening balance of retained earnings in our consolidated balance sheet.

        Effective January 1, 2002, we adopted CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments," which requires that if an entity does not use the fair value-based method of accounting for non-direct stock-based transactions with employees, the entity must disclose pro forma net income and earnings per share as if the fair value-based method was used. Additionally, the section provides specific rules for accounting for stock appreciation rights and stock-based payments to employees as well as non-employees. We do not use the fair value-based method and, therefore, have disclosed the required pro forma information in the notes to the accompanying financial statements.

        In 2001, the CICA issued Accounting Guideline AcG-13, "Hedging Relationships." The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships. It establishes conditions for applying hedge accounting. The guideline applies to hedging relationships in effect in fiscal years beginning on or after July 1, 2002.

        Additionally, in 2001, the CICA amended Handbook Section 1650, "Foreign Currency Translation." The amended section, which becomes effective for fiscal periods beginning on or after January 1, 2002, eliminates the deferral and amortization of unrealized translation gains and losses on long-term monetary items.

        In June 2002, the Emerging Issues Committee ("EIC") of the CICA issued EIC-128,"Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments." The consensus reached in EIC-128 must be applied in all financial statements prepared for fiscal periods beginning on or after the date of implementation of AcG-13. The consensus requires that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13, should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

        We have not completed our assessment of the impact of adopting Ac-G13 or EIC-128. We have determined that the adoption of Handbook Section 1650 will have no material effect on our financial position or results of operations.

Outlook

        Our long-term financial targets are to achieve average annual revenue growth of between 7% and 9% and to expand EBITDA margins. We continue to expect revenue growth and EBITDA margins for 2002, excluding one-time Harcourt integration costs, to be in line with these long-term targets.

        Certain information in this management's discussion and analysis, particularly under the heading "Outlook," are forward-looking statements that are not historical facts but reflect our current expectations regarding future results. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results or events to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment of goodwill and identifiable intangible assets; and failures or disruptions of our electronic delivery systems or the Internet. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Statement of Earnings and Retained Earnings (unaudited)

	Three months ended June 30,		Six months ended June 30,
(millions of US dollars, except per common share amounts)	2002	2001	2002	2001
Revenues	1,809	1,635	3,471	3,132
Cost of sales, selling, marketing, general and administrative expenses	(1,386)	(1,250)	(2,820)	(2,520)

Earnings before interest, tax, depreciation, amortization and restructuring charges	423	385	651	612
Depreciation	(125)	(111)	(244)	(221)

Operating profit before amortization and restructuring charges	298	274	407	391
Amortization (note 4)	(76)	(97)	(142)	(199)
Restructuring charges (note 7)	—	(2)	(6)	(7)

Operating profit after amortization and restructuring charges	222	175	259	185
Net (losses) gains on disposals of businesses and investments (note 15)	(4)	22	(1)	295
Net interest expense and other financing costs	(74)	(50)	(146)	(96)
Income taxes	(32)	(21)	(25)	(90)
Equity in net losses of associates, net of tax	(16)	(10)	(22)	(20)

Earnings before dividends declared on preference shares	96	116	65	274
Dividends declared on preference shares	(5)	(6)	(8)	(13)

Earnings from continuing operations	91	110	57	261
Earnings from discontinued operations (note 12)	—	7	—	23

Earnings attributable to common shares	91	117	57	284
Retained earnings at beginning of period	6,042	6,000	6,253	5,943
Effect of adoption of accounting standard, net of tax (note 4)	(116)	—	(183)	—
Dividends declared on common shares	(111)	(109)	(221)	(219)

Retained earnings at end of period	5,906	6,008	5,906	6,008

Basic and diluted earnings per common share (note 5):
From continuing operations	$0.14	$0.18	$0.09	$0.42
From discontinued operations	—	0.01	—	0.03

Basic and diluted earnings per common share	$0.14	$0.19	$0.09	$0.45

See notes to consolidated financial statements.

Consolidated Balance Sheet
(unaudited)

	(millions of US dollars)
	June 30, 2002	December 31, 2001
Assets
Cash and cash equivalents	450	532
Accounts receivable, net of allowances	1,261	1,662
Inventories	288	256
Prepaid expenses and other current assets	352	313

Current assets	2,351	2,763
Property and equipment	1,548	1,552
Identifiable intangible assets (notes 4 and 8)	4,765	4,921
Goodwill (notes 4 and 9)	7,987	7,903
Other non-current assets (note 15)	1,162	1,263

Total assets	17,813	18,402

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	215	620
Accounts payable and accruals	1,513	1,855
Deferred revenue	889	882
Current portion of long-term debt	435	473

Current liabilities	3,052	3,830
Long-term debt	3,736	3,651
Other non-current liabilities	1,129	1,262
Deferred income taxes	1,427	1,439

Total liabilities	9,344	10,182

Shareholders' equity
Share capital	2,716	2,198
Cumulative translation adjustment	(153)	(231)
Retained earnings	5,906	6,253

Total shareholders' equity	8,469	8,220

Total liabilities and shareholders' equity	17,813	18,402

See notes to consolidated financial statements.

Consolidated Statement of Cash Flow
(unaudited)

	(millions of US dollars)
	Three months ended June 30,		Six months ended June 30,
	2002	2001	2002	2001
Cash provided by (used in):
Operating activities
Earnings from continuing operations	91	110	57	261
Add back (deduct) items not involving cash:
Amortization of development costs and capitalized software	11	22	23	43
Depreciation	125	111	244	221
Amortization (note 4)	76	97	142	199
Net losses (gains) on disposals of businesses and investments (note 15)	4	(22)	1	(295)
Deferred income taxes	25	14	5	62
Equity in net losses of associates, net of tax	16	10	22	20
Other, net	30	8	51	27
Changes in working capital and other items	(42)	(84)	(46)	(95)
Cash provided by operating activities — discontinued operations	—	—	—	2

Net cash provided by operating activities	336	266	499	445

Investing activities
Acquisitions of businesses and investments (note 6)	(46)	(170)	(57)	(257)
Proceeds from disposals of businesses and investments	—	108	—	110
Additions to property and equipment	(138)	(178)	(249)	(321)
Other investing activities, net	(42)	(88)	(98)	(189)
Proceeds from disposal of newspaper businesses (note 12)	—	—	—	26

Net cash used in investing activities	(226)	(328)	(404)	(631)

Financing activities
Proceeds from debt	10	636	410	1,052
Repayments of debt	(195)	(226)	(195)	(226)
Net repayments of short-term loan facilities	(426)	(177)	(694)	(529)
Proceeds from issuance of common shares (note 11)	438	—	438	—
Dividends paid on common shares	(70)	(69)	(140)	(139)
Other financing activities, net	(2)	—	(2)	—

Net cash (used in) provided by financing activities	(245)	164	(183)	158

	(135)	102	(88)	(28)
Translation adjustments	8	(1)	6	(6)

(Decrease) increase in cash and cash equivalents	(127)	101	(82)	(34)
Cash and cash equivalents at beginning of period	577	202	532	337

Cash and cash equivalents at end of period	450	303	450	303

See notes to consolidated financial statements.

Business Segment Information

Continuing Operations

(unaudited)

	(millions of US dollars)
	Three months ended June 30,		Six months ended June 30,
	2002	2001	2002	2001
Revenues
Legal and Regulatory	733	688	1,398	1,311
Learning	451	312	848	553
Financial	389	403	781	803
Scientific and Healthcare	185	161	354	318
Corporate and other(1)	58	66	102	116
Intergroup	(11)	(7)	(20)	(16)

Total ongoing operations	1,805	1,623	3,463	3,085
Disposals(2)	4	12	8	47

Total revenues	1,809	1,635	3,471	3,132

EBITDA(3)
Legal and Regulatory	226	206	364	335
Learning	55	46	43	36
Financial	102	98	198	189
Scientific and Healthcare	39	34	72	62
Corporate and other(1)	2	(2)	(24)	(12)

Total ongoing operations	424	382	653	610
Disposals(2)	(1)	3	(2)	2

Total EBITDA	423	385	651	612

Adjusted operating profit(4)
Legal and Regulatory	186	171	285	262
Learning	23	16	(18)	(19)
Financial	60	62	117	116
Scientific and Healthcare	32	29	59	50
Corporate and other(1)	(2)	(5)	(33)	(17)

Total ongoing operations	299	273	410	392
Disposals(2)	(1)	1	(3)	(1)

Total adjusted operating profit	298	274	407	391

(1)
Corporate and other includes the results of Thomson Media, a non-reportable segment, as well as corporate costs and costs associated with the Company's stock appreciation rights plan. Results of Thomson Media for the three-month and six-month periods ended June 30, 2002 include revenues of $58 million and $102 million, respectively, (2001 — $66 million and $116 million, respectively); EBITDA of $11 million and $10 million, respectively (2001 — $15 million and $16 million, respectively); and adjusted operating profit of $9 million and $6 million, respectively (2001 — $12 million and $11 million, respectively).

(2)
Disposals consist of the results of businesses sold or held for sale, which do not qualify as discontinued operations.

(3)
EBITDA is earnings before interest, tax, depreciation, amortization and restructuring charges.

(4)
Adjusted operating profit excludes amortization and restructuring charges.

Notes to Consolidated Financial Statements (unaudited)
(unless otherwise stated, all amounts are in millions of US dollars)

Note 1: Consolidated Financial Statements

        The unaudited interim consolidated financial statements of The Thomson Corporation ("Thomson" or the "Company") include all controlled companies and the proportionate share in joint venture interests, and are prepared in accordance with accounting principles generally accepted in Canada. All intercompany transactions and balances are eliminated on consolidation.

Note 2: Accounting Principles and Methods

        The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, "Interim Financial Statements." Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted or condensed. These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2001, as set out in the 2001 Annual Report.

        In the opinion of management, the unaudited interim consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. Except for the adoption of the new accounting standards on goodwill and other intangible assets discussed in note 4 and the new standard discussed below, the consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's financial statements for the year ended December 31, 2001.

        Effective January 1, 2002, the Company adopted the provisions of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870"). This handbook section requires that if an entity does not use the fair value-based method of accounting for non-direct stock-based transactions with employees, the entity must disclose pro forma net income and earnings per share as if the fair value-based method of accounting had been used. Additionally, this section provides specific rules for accounting for stock appreciation rights and stock-based payments to employees as well as non-employees. Thomson has historically accounted for its stock appreciation rights and stock-based payments as outlined in the provisions of CICA 3870. As such, this standard did not change the Company's method of accounting, nor was there any impact on its financial position or results of operations. As Thomson does not use the fair value-based method, the required pro forma information has been disclosed in note 13.

        Where necessary, certain amounts for 2001 have been reclassified to conform to the current year's presentation.

Note 3: Seasonality

        Typically, a much greater portion of the Company's operating profit and operating cash flows arises in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are spread more evenly throughout the year. As a result, operating margins generally increase as the year progresses. For these reasons, the performance of the Company may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with results in the same quarter for the previous year.

Note 4: Effect of Adoption of Accounting Standards on Goodwill and Other Intangible Assets

        In July 2001, the CICA issued Handbook Section 1581, "Business Combinations" ("CICA 1581") and CICA Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA 3062"). CICA 1581 requires the use of the purchase method of accounting for all business combinations, and also refines the definition of intangible assets acquired in a business combination. As a result, the purchase price allocation of future business combinations may be different than the allocation that would have resulted under the old rules. The Company has adopted CICA 1581 for all business combinations that have occurred subsequent to June 30, 2001.

        CICA 3062, effective January 1, 2002, eliminates the amortization of goodwill and identifiable intangible assets with indefinite useful lives. Such assets, however, are subject to tests for impairment, with such tests based upon comparing carrying values to their fair values at least annually or when certain conditions arise. This fair value-based approach to impairment differs from the previous approach, under which impairment was determined by comparing net carrying amounts to net recoverable amounts. The transitional provisions of CICA 3062 require that for business combinations that occurred before July 1, 2001, the carrying amount of acquired intangible assets that do not meet the criteria of CICA 1581 be reclassified to goodwill. Accordingly, in connection with the adoption of CICA 3062, the Company reclassified $66 million of intangible assets, previously identified as workforce, and the related deferred tax liability of $20 million to goodwill (see note 9).

        The transitional provisions of CICA 3062 also require that the Company perform an initial impairment test as of January 1, 2002. During the first quarter of 2002, as a result of that transitional impairment test and the adoption provisions of this new accounting standard, the Company recorded pre-tax reductions in the carrying amounts of identifiable intangible assets with indefinite useful lives of $26 million and goodwill of $50 million related to a unit in its scientific and healthcare segment. Additionally, during the second quarter of 2002, the Company recorded a transitional impairment charge of $116 million after-tax in connection with the application of CICA 3062 by Bell Globemedia Inc. ("BGM"), an equity method investee. Those non-cash charges, which amounted to $183 million after taxes, were applied to the opening balance of retained earnings.

        Fair value was determined for the Company's reporting units based on a combination of various techniques, including the present value of future cash flows and earnings multiples of competitors. Fair value for intangible assets with indefinite useful lives was determined using an income approach, the relief from royalties method.

        In accordance with CICA 3062, effective January 1, 2002, Thomson no longer amortizes goodwill or identifiable intangible assets with indefinite useful lives and reevaluated the remaining useful lives of identifiable assets with finite lives. The following presents the pro forma effect of CICA 3062 as if it had been adopted as of January 1, 2001.

	For the three months ended June 30, 2001		For the six months ended June 30, 2001
	Earnings from continuing operations	Basic and diluted earnings from continuing operations per common share	Earnings from continuing operations	Basic and diluted earnings from continuing operations per common share
Reported amounts	110	$0.18	261	$0.42
Adjust:
Amortization	49	0.08	96	0.15
Tax effect of amortization reduction	(4)	(0.01)	(7)	(0.01)
Reduction in equity in net losses of associates, net of tax	6	0.01	11	0.02

Adjusted amounts	161	$0.26	361	$0.58

Note 5: Earnings per Common Share

        Basic earnings per common share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per common share are calculated using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options and other securities.

        The weighted average number of common shares outstanding as well as a reconciliation of the weighted average number of common shares outstanding used in the basic earnings per common share computation to the weighted average number of common shares outstanding used in the diluted earnings per common share computation is presented below.

	For the three months ended June 30,		For the six months ended June 30,
	2002	2001	2002	2001
Basic	634,851,714	627,125,659	632,930,043	626,551,172
Effect of stock and other incentive plans	635,803	407,876	622,664	455,882

Diluted	635,487,517	627,533,535	633,552,707	627,007,054

        As of July 31, 2002, 647,906,219 common shares were outstanding, as well as options to purchase 7,161,313 common shares under the Thomson stock incentive plan.

Note 6: Acquisitions of Businesses and Investments

        During the three-month period ended June 30, 2002, ten businesses were acquired for an aggregate cash consideration of $46 million (2001 — $144 million). During the six-month period ended June 30, 2002, 13 businesses were acquired for an aggregate cash consideration of $54 million (2001 — $163 million). Additionally, during that six-month period, investments of $3 million in businesses were made (none of which were made during the three months ended June 30, 2002). In the three months and six months ended June 30, 2001, $26 million and $94 million of investments in businesses were made. These acquisitions of businesses have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition.

        Goodwill and identifiable intangible assets acquired with businesses purchased during the three-month period ended June 30, 2002 were $32 million and $25 million, respectively. Goodwill and identifiable intangible assets acquired with businesses purchased during the six-month period ended June 30, 2002 were $35 million and $29 million, respectively. Additionally, pursuant to identifiable intangible asset valuations performed during the 2002 period, the Company adjusted the purchase price allocations of certain businesses acquired during 2001. Those valuations increased the recorded amount of identifiable intangible assets by $36 million with an offsetting reduction to goodwill.

        In January 2001, as a consequence of a non-cash asset exchange, Thomson became the holder of a 20% investment in BGM, a Canadian multimedia company. The investment was initially recorded at $431 million. This transaction is discussed further in note 15.

        As of June 30, 2002, the balance of the reserves related to business acquisitions consummated during 2002 and 2001 totaled $38 million. Additional reserves recorded in connection with businesses acquired during the three-month and six-month periods ended June 30, 2002 were $3 million. The following table presents the activity in these acquisition reserve accounts, which are included within "Accounts payable and accruals" and "Other non-current liabilities" in the consolidated balance sheet.

		2002 Activity
Type of cost	As at December 31, 2001			As at June 30, 2002
		Additions	Utilization
Severance and other employee-related costs	28	2	(10)	20
Lease cancellation and idle facility costs	18	1	(4)	15
Other exit costs	5	—	(2)	3

Total	51	3	(16)	38

Note 7: Restructuring Charges

        During 2002 and 2001, management undertook restructuring activities representing the completion of prior year plans and the initiation of new plans within the framework of original strategic initiatives of Thomson to improve operational and administrative efficiencies. The following table presents an analysis of the total charges incurred by group.

	For the three months ended June 30,		For the six months ended June 30,
	2002	2001	2002	2001
Legal and Regulatory	—	2	4	7
Corporate and other	—	—	2	—

Total	—	2	6	7

        The following table presents the activity and balances of the restructuring liability account, included in "Accounts payable and accruals" and "Other non-current liabilities" in the interim consolidated balance sheet, as at and for the six months ended June 30, 2002.

		2002 Activity
Type of cost	As at December 31, 2001			As at June 30, 2002
		Charges	Utilization
Severance	11	6	(10)	7
Contract cancellation costs	12	—	(2)	10
Other	4	—	(1)	3

Total	27	6	(13)	20

Note 8: Identifiable Intangible Assets

        The following table presents the detail of identifiable intangible assets as at June 30, 2002 and December 31, 2001.

As at June 30, 2002	Gross identifiable intangible assets	Accumulated amortization	Net identifiable intangible assets
Finite useful lives:
Trade names	213	(41)	172
Customer relationships	1,683	(352)	1,331
Databases and content	1,109	(246)	863
Publishing rights	1,727	(438)	1,289
Other	139	(52)	87

	4,871	(1,129)	3,742
Indefinite useful lives:
Trade names	1,190	(167)	1,023

	6,061	(1,296)	4,765

As at December 31, 2001	Gross identifiable intangible assets	Accumulated amortization	Net identifiable intangible assets
Finite useful lives:
Trade names	195	(33)	162
Customer relationships	1,615	(299)	1,316
Databases and content	1,100	(200)	900
Publishing rights	1,732	(401)	1,331
Other	219	(59)	160

	4,861	(992)	3,869
Indefinite useful lives:
Trade names	1,220	(168)	1,052

	6,081	(1,160)	4,921

        As at June 30, 2002, the weighted average amortization life based upon the gross balance of the identifiable intangible assets with finite useful lives is approximately 18 years.

        Publishing rights relate to certain historical acquisitions and are comprised of the cumulative value of trade names, imprints and titles, databases and other intangible assets. These intangible assets are amortized over a weighted average useful life, which approximates 30 years.

Note 9: Goodwill

        The following table presents net goodwill by business segment for the period ended June 30, 2002.

	Legal and Regulatory	Learning	Financial	Scientific and Healthcare	Corporate and other	Total
Balance at December 31, 2001	3,078	2,900	1,557	304	64	7,903
Acquisitions	17	8	—	10	—	35
Transfer assembled workforce, net of tax	37	9	—	—	—	46
Transitional impairment	—	—	—	(50)	—	(50)
Adjusted purchase price allocations, net of tax	3	3	(11)	(12)	—	(17)
Translation and other, net	(7)	47	25	5	—	70

Balance at June 30, 2002	3,128	2,967	1,571	257	64	7,987

Note 10: Long-term Debt

        In January 2002, Thomson issued $400 million US dollar denominated unsecured notes due February 1, 2008 bearing an annual interest rate of 5.75%, payable semi-annually. The net proceeds of $397 million were used principally to repay existing indebtedness.

Note 11: Public Offering of Common Shares

        On June 12, 2002, the Company was listed on the New York Stock Exchange. On the same day, the Company and its principal shareholder, The Woodbridge Company Limited ("Woodbridge"), completed a public offering of 32,051,284 common shares (the "offering") at a price of $31.20 per share. The offering included 14,615,385 common shares newly issued by the Company and 17,435,899 common shares held by Woodbridge. Proceeds to the Company from the offering, net of the underwriting commission and expenses, of $438 million were used for general corporate purposes including the repayment of indebtedness. The Company did not receive any proceeds from the sale of common shares by Woodbridge. Subsequent to completion of the offering, the Thomson family, through Woodbridge and its affiliates, owns approximately 68% of the common shares of the Company. The expenses incurred from the offering were divided equally between the Company and Woodbridge, other than the underwriting commission, which was allocated among the Company and Woodbridge based upon the proportionate share of the proceeds from the offering received by each party.

        Concurrent with the offering, the Company redeemed the related common shares and the A ordinary shares of The Thomson Corporation PLC, its wholly owned UK subsidiary, for $0.7 million (see note 14).

Note 12: Discontinued Operations

        In February 2000, Thomson announced its intention to sell the newspaper interests of Thomson Newspapers ("TN"). The primary activities of TN were the publishing of daily and non-daily newspapers, and other advertising and specialty publications in the US and Canada. During 2001 and 2000, Thomson sold all properties that had been identified for sale. During the six-month period ended June 30, 2001, one publication was sold in Canada for proceeds of $26 million, resulting in a net gain of $10 million.

        The results, cash flows, and assets and liabilities of TN have been accounted for as a discontinued operation in the 2001 interim consolidated financial statements.

        The earnings from discontinued operations for the three-month and six-month periods ended June 30, 2001 are summarized below.

	Three months ended June 30, 2001	Six months ended June 30, 2001
Revenues from discontinued operations	46	92

Earnings from operations before income taxes	10	19
Income taxes	(3)	(6)

Earnings from operations	7	13

Gain on sale of discontinued operations	—	15
Tax on gain	—	(5)

Net gain on sale of discontinued operations	—	10

Earnings from discontinued operations	7	23

Note 13: Stock-based Compensation

        Effective January 1, 2002, the Company adopted CICA 3870. The Company has continued to use the intrinsic value-based method to account for its stock incentive plan and therefore no compensation expense has been recognized under the plan.

        If compensation cost had been determined based on the fair value-based method of accounting for awards granted since January 1, 2002, the Company's earnings from continuing operations and earnings per common share from continuing operations for the three-month and six-month periods ended June 30, 2002 would have been unchanged.

        If compensation cost had been determined based on the fair value-based method of accounting for all awards granted since the inception of the stock incentive plan on January 24, 2000, the Company's earnings from continuing operations and earnings per common share from continuing operations would have been reduced by

$3 million, but would have had no effect on earnings per common share (2001 — $2 million or $0.01 per common share) and $5 million or $0.01 per common share (2001- $3 million or $0.01 per common share) for the three-month and six-month periods ended June 30, 2002, respectively.

        No options were granted in the three-month period ended June 30, 2002. Using the Black-Scholes pricing model, the weighted average fair value of options granted was estimated to be Canadian $15.94 for three-month period ended June 30, 2001, and Canadian $13.38 and Canadian $16.00 for the six-month periods ended June 30, 2002 and 2001, respectively. The Black-Scholes model was developed for the use in estimating the fair value of traded options that have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected stock price volatility. In management's opinion, such valuation models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The principal assumptions used in applying the Black-Scholes option pricing model for the six-month periods ended June 30, 2002 and 2001 were as follows:

	2002	2001
Risk-free interest rate	4.8%	5.1%
Dividend yield	2.1%	2.2%
Volatility factor	26.4%	30.3%
Expected life	6 Years	6 Years

        Other information related to the Company's stock incentive plan and stock appreciation rights plan can be found in notes 1 and 19 of the Company's consolidated financial statements for the year ended December 31, 2001.

Note 14: Transactions with Related Parties

        Through Woodbridge and its affiliates, the Thomson family owns approximately 68% of the common shares of Thomson.

        As discussed in note 15, on January 9, 2001 Thomson completed a transaction with BCE Inc. and Woodbridge in which Thomson exchanged its interest in The Globe and Mail and other related assets for a 20% equity interest in a new multimedia company, BGM. Woodbridge holds a 9.9% interest in BGM.

        In February 2001, a subsidiary of Woodbridge subscribed for $250 million of preferred shares of a subsidiary of Thomson. Subsequently, in February 2002, the shares were exchanged for a separate preferred issuance in the same face amount. These new shares pay a fixed annual dividend at 4.5% and are redeemable at the option of either Woodbridge or the Company beginning February 2006 and annually thereafter. The shares are included within "Long-term debt" in the consolidated balance sheet.

        On April 4, 2001, Thomson sold Jane's Information Group to a subsidiary of Woodbridge.

        On May 2, 2002, Woodbridge announced the extension of its commitment to reinvest at least 50% of the dividends received by it and its subsidiaries in newly issued common shares for a further three years to June 2005. The commitment was originally made in June 1989, has since been extended twice, and was scheduled to expire in June 2002.

        On June 12, 2002, the Company completed a series of transactions to assist Woodbridge in reorganizing its holding of the Company's common shares to achieve certain Canadian tax objectives. Similar transactions were completed at the same time with certain companies affiliated with Woodbridge and a company controlled by one of the Company's directors (the "Transaction Group"). The Company issued an aggregate of 431,503,802 common shares to members of the Transaction Group, and a wholly-owned subsidiary of the Company acquired the same number of common shares from members of the Transaction Group. Immediately following the acquisition, the wholly-owned subsidiary was wound up into the Company and the 431,503,802 common shares it held were cancelled. The total number of the Company's common shares outstanding, as well as its stated capital, was the same before and after this series of transactions. The Transaction Group has reimbursed the Company for all costs and expenses arising from, and has indemnified the Company and its subsidiaries (and the officers, directors and shareholders of the Company and its subsidiaries) against any liabilities which may arise in connection with, the series of transactions.

        On June 12, 2002, the Company redeemed the A ordinary shares of The Thomson Corporation PLC, its wholly owned UK subsidiary, for $0.6 million. The A ordinary shares were held by Woodbridge.

Note 15: Bell Globemedia Inc.

        In January 2001, Thomson exchanged its interest in The Globe and Mail for a 20% interest in BGM. This transaction was recorded at 80% of the estimated fair value of net assets received, as Thomson continued to maintain a 20% indirect interest in The Globe and Mail. The resulting net gain was included within "Net gains on disposals of businesses and investments" in the interim consolidated statement of earnings and retained earnings for the six months ended June 30, 2001. The investment was initially recorded at $431 million and included in "Other non-current assets" in the consolidated balance sheet. The investment is being accounted for using the equity method of accounting. Included in "Income taxes" for the six months ended June 30, 2001 in the interim consolidated statement of earnings and retained earnings was a charge of $75 million related to the transaction.

        The Company currently maintains an associated liability for certain lands which have yet to be contributed to BGM. There will be no impact on consolidated earnings in connection with this future contribution. Additionally, during the second quarter of 2002, the Company recorded a transitional impairment charge of $116 million after-tax in connection with the application of CICA 3062 by BGM. As discussed in note 14, Woodbridge is an investor in BGM. Other information related to the BGM transaction can be found in note 17 of the Company's consolidated financial statements for the year ended December 31, 2001.

Note 16: Recently Issued Accounting Standards

        In 2001, the CICA issued Accounting Guideline AcG-13, "Hedging Relationships." The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships. It establishes conditions for applying hedge accounting. The guideline applies to hedging relationships in effect in fiscal years beginning on or after July 1, 2002.

        Additionally, in 2001, the CICA amended Handbook Section 1650, "Foreign Currency Translation." The amended section, which becomes effective for fiscal periods beginning on or after January 1, 2002, eliminates the deferral and amortization of unrealized translation gains and losses on long-term monetary items.

        In June 2002, the Emerging Issues Committee ("EIC") of the CICA issued EIC-128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments." The consensus reached in EIC-128 must be applied in all financial statements prepared for fiscal periods beginning on or after the date of implementation of AcG-13. The consensus requires that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13, should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

        Thomson has not completed its assessment of the impact of adopting AcG-13 or EIC-128. The Company has determined that the adoption of Handbook Section 1650 will have no material effect on the Company's financial position or results of operations.

Note 17: Earnings Reconciliation to U.S. GAAP

        The following table reconciles earnings determined in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") to earnings determined in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

	For the three months ended June 30,		For the six months ended June 30,
	2002	2001	2002	2001
Earnings attributable to common shares under Canadian GAAP	91	117	57	284
Differences in GAAP increasing (decreasing) reported earnings:
Dividends declared on preference shares	5	6	8	13
Development costs	8	9	13	38
Identifiable intangible assets and goodwill	(1)	(17)	(4)	(66)
Related party transactions	—	(86)	—	(86)
Derivative instruments and hedging activities	(8)	1	(1)	(18)
Income taxes	(2)	5	(3)	14

Earnings under U.S. GAAP, before cumulative effect of change in accounting principle	93	35	70	179
Cumulative effect of change in accounting principle, net of tax	(116)	—	(182)	—

Net (loss) income under U.S. GAAP	(23)	35	(112)	179

Basic and diluted (loss) earnings per common share from*:
Continuing operations under U.S. GAAP, before cumulative effect of change in accounting principle	$0.14	$0.04	$0.10	$0.23
Cumulative effect of change in accounting principle, net of tax	(0.18)	—	(0.29)	—
Discontinued operations, net of tax	—	0.01	—	0.03

Basic and diluted (loss) earnings per common share under U.S. GAAP	$(0.04)	$0.05	$(0.19)	$0.26

*
(Loss) earnings per common share is calculated after deducting dividends declared on preference shares from net (loss) income

        Descriptions of the nature of the reconciling differences are provided below:

Dividends declared on preference shares

        Under Canadian GAAP, dividends declared on preference shares are deducted in arriving at earnings attributable to common shares. Under U.S. GAAP, dividends declared on preference shares are not deducted in arriving at net income, but are deducted in the calculation of earnings per common share.

Development costs

        Under Canadian GAAP, certain costs classified as development are deferred and amortized over their estimated useful lives. Under U.S. GAAP, all development costs are expensed as incurred.

Identifiable intangible assets and goodwill

        Under U.S. GAAP, the allocation of the purchase price of acquisitions prior to January 1, 2001, and amortization of intangibles differs from Canadian GAAP. These historical differences primarily relate to (i) costs that are required to be recorded as operating expenses under U.S. GAAP, which, prior to January 1, 2001, were capitalized under Canadian GAAP; (ii) a gain resulting from a 1997 disposal mandated by the U.S. Department of Justice which has been treated as a reduction of goodwill under Canadian GAAP; (iii) overall increased amortization charges; and (iv) differences in gain or loss calculations on business disposals resulting from the above factors.

Related Party Transactions

        In accordance with Canadian GAAP, the Company recognized gains on related party transactions in its net earnings. Under U.S. GAAP, such related party gains are not recognizable in net earnings, but must be reflected as equity transactions.

Derivative instruments and hedging activities

        Under Canadian GAAP, the fair values of derivative instruments are disclosed in the notes to the Company's consolidated financial statements as at and for the year ended December 31, 2001, but not recorded in the Company's consolidated balance sheet. In order to reconcile to U.S. GAAP, effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." Under SFAS 133, all derivative instruments are recognized on the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings.

Income taxes

        The income tax adjustment for each period is comprised of the tax effect of the US GAAP reconciling items.

Change in accounting principle

        The cumulative effect of change in accounting principle represents the transitional impairment charge relating to adopting the U.S. GAAP equivalent of CICA 3062, SFAS 142, "Goodwill and Other Intangible Assets." Under U.S. GAAP, this charge is required to be recorded net of tax as a cumulative effect of a change in accounting principle, which is a component of net income as, compared with a charge to opening retained earnings under Canadian GAAP (see note 4).

        The effect of SFAS 142, as if it had been adopted as of January 1, 2001, would be to increase net income by $56 million, to $91 million, and earnings per share by $0.09, to $0.14, for the three months ended June 30, 2001, and to increase net income by $110 million, to $289 million, and earnings per share by $0.18, to $0.44, for the six months ended June 30, 2001.

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MANAGEMENT'S DISCUSSION AND ANALYSIS (unless otherwise stated, all amounts are in US dollars)
OPERATING RESULTS BY BUSINESS SEGMENT
Consolidated Balance Sheet (unaudited)
Consolidated Statement of Cash Flow (unaudited)
Business Segment Information Continuing Operations (unaudited)